September 29, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Acasys Capital, Inc.

Form S-1/A

Filed August 18, 2017

File No. 333-220027

To the men and women of the SEC:

On behalf of Acasys Capital, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated September 11, 2017 addressed to Mr. Hatadi Shapiro Supaat, the Company’s President, with respect to the Company’s filing of its S-1/A on August 18, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. It appears that you may be a blank check company as defined in Rule 419 under the Securities Act of 1933. In this regard, we note the following:

- You disclose that you will focus on making acquisitions of unidentified entities;

- You are issuing penny stock;

- You have generated no revenues to-date;

- Your activities have been limited to securing contracts for your consulting services but have yet to result in any contractual agreements;

- Your operations are speculative in nature;

- You have no developed marketing plan, which you state is the primary purpose of the use of proceeds from this offering; and,

- Your auditors have issued a going concern opinion.

The Commission has stated that it will “scrutinize registered offerings for attempts to create the appearance that the registrant has a specific business plan, in an effort to avoid the application of Rule 419.” See Release No. 6932 (April 13, 1992). Accordingly, please prominently disclose that you are a blank check company and revise the registration statement to comply with Rule 419. Alternatively, please provide a legal and factual analysis of the reasons you believe that you are not a blank check company and prominently state on your prospectus cover page that you are not a blank check company and do not intend to engage in a future merger, acquisition or other business combination.

Company Response:

Rule 419 defines a "blank check company" as a company that:

 i. Is a development stage company that has no specific business plan or purpose [emphasis added] or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

 ii. Is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

We acknowledge that our auditors have issued a going concern opinion and that we are a start up stage company however, we do not believe we are a blank check company as defined in Rule 419 under the Securities Act of 1933. We have a bona fide business plan that is specific to providing consulting services to businesses seeking to go public in the United States. We have added additional disclosure regarding our intended operations to page 15 & 16. We have also included on page 15 the specific consulting services we plan to offer along with our prospective marketing plan to acquire future clients on page 16. We do not believe we should be classified as a blank check company as we have a bona fide businesses plan. We do not believe it would be fair to classify a small business with a bona fide business plan as a blank check company despite the fact that from time to time it may make future acquisitions to grow the business as we seek to do. It is important to note that our primary business is to offer consulting services as highlighted in our business plan.

We have added the following to page 1: “We are not a blank check company and do not have plans to engage in a future merger nor do we intend to be acquired by another company or individual for the foreseeable future.”

2. You disclose throughout your registration statement that you intend for investment activities to constitute a substantial portion of your operations. Please provide us a detailed legal and factual analysis of whether you are required to register as an investment company under the Investment Company Act of 1940.

Company Response:

We are not and do not plan on being an Investment Company as defined in the Investment Company Act of 1940. We intend to primarily be engaged in the business of consulting services. At no time do we intend to have assets greater than 40% that are derived strictly from investment securities.

3. The information on your primary website, acasyscapital.com, deviates substantially from the disclosure contained in your prospectus. The content on your website suggests that you have sophisticated operations with an consulting/investment portfolio of 6 companies with sales and asset value of above US$1 Billion, that you have developed commercial and residential properties for over a decade and that you maintain existing development projects in Baguio, Cainta, Calamba, Caloocan, Cebu and Parañaque. Your prospectus disclosure, on the other hand, indicates that you were incorporated in May 2017, you have no assets, and your business plan is purely aspirational. In addition, your website discloses the existence of several companies, Acasys Development, Inc. and Servebank Financial, Inc., that you maintain business relationships with yet your prospectus does not contain any disclosure about the nature of your relationship with the companies except they own shares of your company and are named as selling shareholders. We expect substantial revisions in order to verify whether the prospectus contains bona fide disclosure about your company.

Company Response:

The Company’s website is currently under development and is not meant to be relied upon at this point in time. The sophisticated operations and extensive history referenced on the website had not been referenced appropriately by our website developer when the website was reviewed by staff. The history referenced on the site pertained to our officers, rather than the company itself, and the portfolio was prepared preemptively and no actual agreements have been consummated. We have begun amending our website to accurately reflect operations, however, it should be reiterated that the website is in development and should not be relied upon at this time.

4. We note advertisement on one of your related websites, http://www.acasysproperties.com/index.html, that purchasers of your properties will also receive shares in your company. Please tell us whether you have issued any shares of your company pursuant to the arrangement advertised on your website and provide us with a legal and factual analysis indicating whether that arrangement constitutes an offer of your securities and whether you are in compliance with Section 5 of the Securities Act of 1933.

Company Response:

Acasys Development, a Philippines Company, is a separate entity from Acasys Capital, Inc., a Delaware Company. We, and Acasys Development, have not issued any shares pursuant to the arrangement advertised on the website for Acasys Development. It should be noted that the “advertisement” is not an offer of any securities but rather content inserted by Acasys Development’s website developer to serve as a place holder for future content related to a potential offering the Company may seek to carry out in the future. The statement has since been removed on the website for Acasys Development.

5. Given the similarities between your proposed business and operations and that of your existing shareholder British Cambridge, Inc. and the timing of your incorporation relative to British Cambridge, Inc.’s termination of registration under the Securities and Exchange Act of 1934, it appears that you may be assuming British Cambridge, Inc.’s business and operations. To the extent that you are assuming British Cambridge, Inc.’s business and operations, please update your registration statement accordingly and explain to us the reasoning behind the transfer of operations and re-registration under the Securities Act of 1933.

Company Response:

British Cambridge, Inc., a Delaware Company, initially started as a company offering an educational platform, and subsequently changed its business operations to consulting services. The Company has decided that it would be preferable to create a business that has been, since inception, solely focused upon consulting services. As a result, British Cambridge, Inc. has gone dormant. Our officer, director and controlling shareholder, Hatadi Shapiro Supaat was also an officer, director, and the controlling shareholder of British Cambridge, Inc.

We have added the following note to page 13: “Note: Our controlling shareholder, officer, and director Hatadi Shapiro Supaat is and was an officer, director, and controlling shareholder of British Cambridge, Inc. a Delaware Company. British Cambridge, Inc. was initially started as a company offering an educational platform, and subsequently changed its business operations to consulting services. The Company, British Cambridge, Inc., has decided that it would be preferable to create a business that has been, since inception, solely focused upon consulting services. As a result, British Cambridge, Inc. has gone dormant and Acasys Capital, Inc., a Delaware Company was created.”

6. We note references, particularly in the Industry Overview section of your prospectus, to reports prepared by Plunkett Research, Ltd. as your source for statistical, qualitative and comparative statements of market size, market growth and other industry data contained in your prospectus. For each reference, please provide us with copies of these reports, appropriately marked to highlight the sections you rely upon. Please also tell us if any reports were commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit. See Rule 436 of Regulation C of the Securities Act of 1933.

Company Response:

All reports and references to outside sources in the “Industry Overview” section were not commissioned by us for our own personal use. All information is publicly available in their overview of the consulting industry found at the following link:

http://www.plunkettresearch.com/industries/consulting-market-research/?post_type=statistics

We have cited the web link in the industry overview section of the registration statement on page 14.

7. Please revise to include the dealer prospectus delivery obligation on the outside back cover page of the prospectus. See Item 502(b) of Regulation S-K.

Company Response:

We have added the following to the outside back cover page of the prospectus: “Through October 31, 2018 , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.”

Preliminary Prospectus, page 1

8. Please disclose here the amount of proceeds from this offering you require in order to implement your business plan.

Company Response:

We have added the following to page 1:

The Company is of the belief that we require the entire $49,800,000 we are attempting to raise in this offering in order to fully implement our business plan. In the event we are unable to acquire the full amount, then we would be forced to decrease and/or alter our planned business operations accordingly.

9. Please disclose here that your auditors have issued a going concern opinion regarding your operations.

Company Response:

We have added the following to page 1:

In their audit report dated August 16, 2017, our auditors have expressed substantial doubt as to our ability to continue as a going concern.

10. You provide in the offering table on page 4 that you intend to use the majority of the proceeds from this offering to market your consulting services. You disclose further in Risk Factors on page 5 that you do not have a fully-developed marketing plan. Please include prominent disclosure here of your intended use of the majority of the offering proceeds and your lack of a developed marketing plan.

Company Response:

Since our initial S-1 filing we have developed a marketing plan which is now included on page 16 of our Registration Statement.

11. To the extent applicable, please disclose here and in Risk Factors that your officers and directors have no experience in the consulting and investment industries. Alternately, please enhance your disclosure in the Directors and Executive Officers and Corporate Governance section beginning on page 23 to provide greater disclosure of their experience.

Company Response:

We have added additional disclosure to the biography of Mr. Hatadi Shapiro Supaat.

Our Offering, page 3 Use of Proceeds, page 4

12. We note disclosure in Use of Proceeds on page 17 that you intend to apply approximately 33% of the offering proceeds to marketing-related activities and approximately 38% of the offering proceeds to the acquisition of unidentified companies. Please update disclosure here accordingly.

Company Response:

We have updated the disclosure on page 4 accordingly.

Risk Factors, page 5

13. We note your disclosure that each of your employees only devotes 25 – 30 hours per week to your business and your president and chief executive officer are presently involved with other business entities. Please include an appropriate risk factor related to your executive officers’ limited time commitment to your business.

Company Response:

We have added the following risk factor to page 9: “Our executive officers’ have other outside business interests and therefore a limited time commitment to our business. This may negatively impact our business.

Because our executive officers’ have other outside business interests and therefore a limited time commitment to our business, the amount of time they may be able to or will devote to our business may vary. Currently, each of our employees works on our business up to 25 to 30 hours per week. Should any of our executive officers’ outside business interests require more time or be of a greater priority to them, they may not be able to or may not devote sufficient time to our business. This may negatively affect our operations and may cause you to experience a loss in your investment.”

Management’s Discussion and Analysis, page 13

14. Please revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. For instance, you should describe in greater detail your specific plan of operation for the next twelve months and the steps or milestones involved in each stage of development. To assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.

Company Response:

We have revised page 13 to include our plan of operations for the next twelve months in greater detail.

Description of Business, page 15

15. Please provide a discussion of the competitive business conditions and your position in the industries in which you are engaged and your methods of competition. See Item 101(h)(4)(iv) of Regulation S-K.

Company Response:

We believe that the addition of our marketing plan on page 16 addresses the above comment.

Consulting Services, page 15

16. You disclose that you will “assist companies to become SEC Reporting via consulting services” and that your “primary focus is on connecting your clients to reputable service providers in the United States.” The services you will provide, however, remain unclear. Please enhance your discussion of the services you will provide or activities you will undertake for your prospective clients. For instance, please further discuss whether and to the extent you will be drafting registration statements, providing or connecting clients with professional services and whether you currently have or will develop connections with U.S. service providers, and your history with any such activities. Investment Strategy, page 16

Company Response:

We have included disclosure on page 15 which we believe addresses the above items mentioned in the comment.

17. You disclose that you plan “to invest in companies with strong management, strong growth, and public listing potential” and that you will focus on companies that advance social good at the pace and scale you believe the world needs today. Please disclose how you intend to identify potential companies for investment and the specific criteria by which you will evaluate companies as part of your investment strategy.

Company Response:

We have added, on page 16, the following additional disclosures:

“When evaluating potential investments we will initially focus on companies that meet the following criteria:

1. A minimum of 3 years of profitable operation

2. Minimum annual revenue of 5,000,000.00 USD

3. Minimum annual profit of 1,000,000.00 USD

4. Qualified and experienced management

5. Companies located in an industry with strong growth potential (as arbitrarily determined by our management)”

Future Plans, page 16

18. You discuss in this section that you intend to allocate $15,000,000 of the proceeds of this offering to acquiring yet-to-be identified entities. Please explain the criteria by which you will determine to acquire entities and the meaning of “acquire.” For instance, please disclose the degree of control and level of ownership you will acquire, whether you will seek to acquire greater or less than 50% interest in a potential target and the types of business entities that you seek to acquire.

Company Response:

We have added the following clarifying disclosure on page 16:

“We will primarily seek to acquire entities in the consulting industry with experienced and qualified personnel and an existing client base to accelerate our growth. At present, the Company plans to acquire no more than 35% of the shareholdings of future acquisition targets.”

Use of Proceeds, page 17

19. We note that you have loans due on demand. Please indicate whether proceeds from this offering will be used to repay any loans. If any offering proceeds will be used to repay debt, please update the use of proceeds tables accordingly. See Item 504 of Regulation S-K.

Company Response:

We have added the following disclosure to page 17: “None of the proceeds from this offering will be used to repay any loans.”

20. Please reconcile disclosure here that the company is paying for the expenses of this offering with disclosure elsewhere throughout your registration statement that your officers and directors will pay all expenses associated with this registration.

Company Response:

We have revised the aforementioned inconsistency on page 17.

Reports to Securities Holders, page 22

21. Please disclose whether you will voluntarily send to securities holders an annual report and whether the report will include audited financial statements. See Item 101(h)(5)(i) of Regulation S-K.

Company Response:

We have added the following to page 22: “We do not have plans to voluntarily send securities holders an annual report however our annual report on Form 10-K will be made publicly available on http://www.sec.gov and will include audited financial statements.”

22. Please provide your website address. See Item 101(h)(5)(iii) of Regulation S-K.

Company Response:

We have added our website address under the disclosure, “Reports to Securities Holders”.

Executive Compensation, page 24

Summary Compensation Table, page 24

23. You disclose on page 26 and elsewhere that shares you have issued to your directors and officers to-date have been founders’ shares. Accordingly, the issuance of such shares does not appear to qualify as compensation, as that term is defined in Item 402 of Regulation S-K. Please revise to remove reference to issuances of founders’ shares from your Summary Compensation Table and narrative disclosure thereto, or advise.

Company Response:

We have revised the table on page 24 accordingly and removed the language that was present directly under note 1 under the table.

Recent Sales of Unregistered Securities, page 28

24. Please provide the exemption from registration under the Securities Act of 1933 relied upon for each sale of unregistered securities. See Item 701(d) of Regulation S-K.

Company Response:

The following has been added to page 28: “No public offering was made pursuant to the above share issuances. The aforementioned shares were issued under Rule 4(a)(2) of the Securities Exchange Act of 1933.”

Undertakings, page 29

25. Please provide the undertaking required by Item 512(a)(6)(i) of Regulation S-K.

Company Response:

We have revised the section, “Undertakings” so that it cites Rule 424(b) as opposed to Rule 383(b).

Date: September 29, 2017

/s/ Hatadi Shapiro Supaat

Hatadi Shapiro Supaat

President